Exhibit 12.1

CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2012	Year Ended December 31
		2011	2010	2009	2008	2007
	(Millions of dollars)
Net Income Attributable to Chevron Corporation	$13,681	$26,895	$19,024	$10,483	$23,931	$18,688
Income Tax Expense	10,693	20,626	12,919	7,965	19,026	13,479
Distributions More (Less) Than Equity in Earnings of Affiliates	(1,069)	(570)	(501)	(103)	(440)	(1,439)
Noncontrolling Interests	50	113	112	80	100	107
Previously Capitalized Interest Charged to Earnings During Period	62	117	240	261	91	62
Interest and Debt Expense	—	—	50	28	—	166
Interest Portion of Rentals(1)	159	288	300	299	274	293

Earnings Before Provision for Taxes and Fixed Charges	$23,576	$47,469	$32,144	$19,013	$42,982	$31,356

Interest and Debt Expense	$—	$—	$50	$28	$—	$166
Interest Portion of Rentals(1)	159	288	300	299	274	293
Preferred Stock Dividends of Subsidiaries	—	—	—	—	—	1
Capitalized Interest	118	288	267	273	256	302

Total Fixed Charges	$277	$576	$617	$600	$530	$762

Ratio of Earnings to Fixed Charges	85.11	82.41	52.10	31.69	81.10	41.15

(1)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

41